Exhibit 99.1
ACE Aviation Holdings Inc.

News Release

ACE AVIATION HOLDINGS INC. RELEASES FOURTH QUARTER RESULTS: REPORTS NET INCOME OF $15 MILLION

OVERVIEW

•	Net income for the quarter of $15 million compared to a net loss of $768 million in the fourth quarter of 2003 which included $560 million of reorganization and restructuring items.
•	Operating loss of $3 million compared to an operating loss before reorganization and restructuring items of $77 million in 2003, despite an increase in fuel expense of $142 million or 49 per cent.
•	Passenger revenues up $66 million or 4 per cent.
•	System passenger load factor up 4.7 percentage points to 75.5 per cent, a record for the fourth quarter.

MONTRÉAL, March 9, 2005 - ACE Aviation Holdings Inc. (ACE) reported today an operating loss of $3 million for the fourth quarter of 2004, an improvement of $74 million from the operating loss before reorganization and restructuring items of $77 million recorded in the fourth quarter of 2003, despite a 49 per cent or $142 million increase in fuel expense. The improvement was largely due to an increase of $86 million or 5 per cent in transportation revenues as a result of higher traffic. Passenger revenue per available seat mile (RASM), on a comparable basis, is up 4 per cent reflecting an improvement of 4.7 percentage points in passenger load factor. Domestic unit revenues were up 9 per cent, converting to 16.96¢ on a stage-length adjusted basis to that of the airline’s main domestic competitor, believed to be a premium of approximately 50 per cent. Operating expenses increased only $11 million in spite of the fuel expense increase of $142 million which offset the continued cost reductions that the Corporation has achieved. Excluding fuel expense, unit cost is down 5 per cent from the fourth quarter of 2003 and down 19 per cent compared to the fourth quarter of 2002. Including fuel expense, unit cost is up 3 per cent over the fourth quarter of 2003. Employee productivity, as measured by available seat mile per employee, grew 16 per cent when compared to the fourth quarter of 2002.

Foreign exchange gains on long term monetary items of $98 million were recorded in the quarter. Net income for the quarter was $15 million, an improvement of $223 million from the fourth quarter of 2003, excluding reorganization and restructuring items of $560 million in the 2003 quarter.

“Given the current difficult operating environment, featuring low North American yields and record high fuel prices, I am satisfied with these financial results,“said Robert Milton, President, CEO and Chairman of ACE Aviation Holdings Inc. “Furthermore, despite record fuel prices significantly above those projected in the Circular and Proxy Statement dated July 12, 2004 (the Circular), we are right on track and have exceeded our $1.1 billion EBITDAR forecast for 2004.

“In particular, it is encouraging to note that our operating margin is better than that achieved by any of our major North American competitors. We generated solid traffic growth and achieved record load factors again throughout the quarter. Our domestic performance was particularly strong throughout 2004. We achieved solid year-over-year domestic traffic growth despite our reduction in capacity and the significant growth in capacity deployed by our competitors. This clearly demonstrates that Air Canada is the airline of choice of Canadians for the lowest fares to the greatest number of destinations every day.”

Earnings before interest, taxes, depreciation, amortization and aircraft rent (EBITDAR) (1), before reorganization and restructuring items, amounted to $1.146 billion for the full year ended December 31, 2004 and exceeded the Corporation’s projected 2004 EBITDAR of $1.1 billion described in ACE’s business plan as outlined in the Circular. This was achieved despite $79 million in additional fuel costs.

The Corporation continues to expect improved operating and financial performance during 2005 resulting from revenue enhancement and cost reduction measures implemented during the restructuring and from additional measures in the fourth quarter of 2004 and the full year 2005. The Circular provided an EBITDAR projection of $1.6 billion for 2005, which was based on an assumed average 2005 crude oil price of approximately US $35 dollars per barrel for West Texas Intermediate (WTI) crude oil. While crude oil prices are now estimated to be significantly higher than this level, the Corporation remains committed to achieving its $1.6 billion EBITDAR target for 2005 as greater revenues and additional cost savings in specific areas are forecast to offset higher projected fuel expenses based on internal estimates. Crude oil and fuel prices are currently at record high levels and exceed internal estimates. As fuel prices are subject to many external factors beyond the Corporation’s control, the Corporation may not be able to fully mitigate the potential adverse effect that this or other factors could have on the 2005 EBITDAR projection.

“Looking forward, we’re moving ahead with the implementation of our plan to realign our network and fleet as Air Canada Jazz takes delivery of the first 15 Bombardier CRJ-705 aircraft commencing in May 2005. The addition of these jet aircraft to the Air Canada Jazz fleet will allow us to boost regional jet service to communities across Canada thus offering superior comfort, choice in non-stop markets served and more frequencies. Air Canada’s fleet will expand by six additional wide bodies to accommodate international growth this summer and 17 of the 60 state-of-the-art Embraer aircraft on order will be introduced to the mainline fleet in the last two quarters of the year,” said Mr. Milton.

Air Canada will begin taking delivery of 15 Embraer 175 aircraft in July 2005. The Embraer 175 will be configured in two classes of service with nine seats in Executive Class with three abreast seating offering 39 inches of legroom, and 64 seats in Hospitality with four abreast seating offering 32 inches of legroom. In November 2005, Air Canada will begin taking delivery of 45 Embraer 190 aircraft configured in two classes of service with 9 seats in Executive Class with three abreast seating offering 38 inches of legroom, and 84 seats in Hospitality with four abreast seating offering 33 inches of legroom and featuring spacious overhead bins. The new Embraer aircraft will be deployed throughout Air Canada’s North America network.

In 2004, Air Canada continued the expansion of its Latin America network with the launch of new non-stop services to Bogota, Caracas, Lima and increased services to Buenos Aires and Sao Paulo. In August, Air Canada launched the first-ever non-stop service between Toronto and Hong Kong operated using its new Airbus A340-500, the world’s longest range airliner, featuring lay flat seats in Executive First and personal television monitors with video on demand for Hospitality customers. The carrier also enhanced its Asia-Pacific service with the introduction of new Sydney-Vancouver non-stop flights. In 2005, Air Canada will continue to expand its Asia network with the introduction of new non-stop services to Beijing and Seoul from its main hub at Toronto’s Pearson airport offering convenient connections throughout its global network.

As part of its international growth plans, Air Canada is reinvesting in its in-flight product through an extensive aircraft interior refurbishment program featuring a new lie-flat seat for international Executive First and new seatback personal video systems for all aircraft larger than the 50-seat regional jets. Air Canada will thus become the first airline in the Americas to offer fully interactive, personalized entertainment choices on all its mainline aircraft. The introduction of a single in-flight entertainment system fleet wide will replace multiple systems currently in use and provide customers and employees with added benefits of ease of use as well as streamlining training and maintenance.

Throughout 2004, Air Canada continued the implementation of web-based technology solutions to simplify travel and put more control in the hands of its customers through automation. After becoming the first North American full service carrier in May 2003 to simplify its domestic fare structure, Air Canada expanded its popular simplified online fares throughout its U.S. network in February 2004. The carrier continued to lead traditional carriers in fare simplification with the elimination of return fare and minimum stay requirements in North America, and made on-going enhancements to its website booking engine. In addition, it led the industry with the introduction of a series of self-service online multi-trip air passes, and became the first Canadian carrier to offer web-check-in.

The Corporation also announced that Frank J. McKenna, the former Premier of New Brunswick has resigned from the ACE board effective March 1, 2005 as a result of his appointment as Canadian Ambassador to the United States.

In addition, the Corporation announced today that the Audited Consolidated Statements of Operations and Retained Earnings (Deficit) and Cash Flow of ACE for the year ended December 31, 2004, and the Audited Consolidated Statement of Financial Position of ACE as at December 31, 2004 (the "Annual Statements") will be made available on ACE's and Air Canada's website www.aircanada.com and at SEDAR.com in the following days. A copy may also be obtained on request by contacting Shareholder Relations at (514) 205-7856. The Annual Statements cover Air Canada's operations and cash flows for the nine months ended September 30, 2004 as well as those of ACE for the period ended December 31, 2004 and set out ACE's financial position as at December 31, 2004. The financial information in the Annual Statements has previously been disclosed with the exception of the fourth quarter results of ACE announced today and certain adjustments related to the fair value of the assets and liabilities of ACE as at September 30, 2004 under fresh start reporting.

On September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. As a result, the consolidated statement of financial position as at September 30, 2004 is that of ACE and is presented on a fresh start reporting basis. All assets and liabilities of ACE are reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook. The fair values of the assets and liabilities of ACE were based on management's best estimates as at September 30, 2004. The determination of the fair values of the assets and liabilities of ACE had not been finalized as at the date of preparing the interim consolidated balance sheet previously filed. Management's final valuations will be reflected in the Annual Statements. There are no changes to the reported earnings or cash flows of the Corporation for the periods ended September 30, 2004 as previously filed.

(1)
EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not comparable to similar measures presented by other public companies. Refer to the attached Highlights or ACE’s 2004 Management’s Discussion and Analysis for a reconciliation of EBITDAR before restructuring and reorganization items.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

ACE’s communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the “safe harbour” provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE’s expectations as of March 8, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com

ACE Aviation Holdings Inc.
HIGHLIGHTS (1)

	Period ended December 31
	Three months
	2004	2003
Financial (CDN dollars in millions except per share figures)
Operating revenues	2,062	1,977
Operating loss before reorganization and restructuring items	(3)	(77)
Reorganization and restructuring items	-	(560)
Non-operating expense	(67)	(132)
Loss before foreign exchange on non-compromised
long-term monetary items and income taxes	(70)	(769)
Income (loss) for the period	15	(768)
Operating margin before reorganization and restructuring items	(0.1)%	(3.9)%
EBITDAR before reorganization and restructuring items (2)	193	227
EBITDAR margin before reorganization and restructuring items	9.4%	11.5%
Weighted average common shares used for computation - basic and diluted (3)	90	120
Earnings (loss) per share - basic and diluted (3)	$0.17	$(6.39)

Operating Statistics (mainline-related) (4) (5)			% Change
Revenue passenger miles (millions) (RPM)	9,252	8,878	4
Available seat miles (millions) (ASM)	12,189	12,409	(2)
Passenger load factor	75.9%	71.5%	4.4	pts
Passenger revenue yield per RPM (excluding Aeroplan) (cents) (6)	15.6	15.8	(2)
Passenger revenue yield per RPM (including Aeroplan) (cents) (6)	16.0	15.8	1
Passenger revenue per ASM (excluding Aeroplan) (cents) (6)	11.8	11.3	4
Passenger revenue per ASM (including Aeroplan) (cents) (6)	12.1	11.3	7
Operating revenue per available seat mile (cents)	14.9	13.9	7
Operating expense per available seat mile (cents) (7)	15.0	14.5	3
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (7) (8)	12.2	11.9	2
Average number of employees (thousands)	28.2	29.2	(3)
Available seat miles per employee (thousands)	432	425	2
Operating revenue per employee (thousands)	$64	$59	9
Aircraft in operating fleet at period end	199	214	(7)
Average aircraft utilization (hours per day) (9)	10.6	10.4	1
Average aircraft flight length (miles)	1,284	1,212	6
Fuel price per litre (cents) (10)	54.3	35.2	54
Fuel litres (millions)	738	754	(2)

Operating Statistics (consolidated)			% Change
Revenue passenger miles (millions)	9,681	9,289	4
Available seat miles (millions)	12,815	13,115	(2)
Passenger load factor	75.5%	70.8%	4.7	pts
Passenger revenue yield per RPM (excluding Aeroplan) (cents) (6)	16.9	17.3	(3)
Passenger revenue yield per RPM (including Aeroplan) (cents) (6)	17.3	17.3	(0)

(1)
Includes Air Canada's operations and financial results for the full year 2003 and for the nine months ended September 30, 2004 added to ACE Aviation Holdings Inc.'s (ACE) operations and financial results for the three months ended December 31, 2004.

(2)
EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

	Three months ended December 31
	2004	2003
	($millions)
Operating loss before reorganization and restructuring items	(3)	(77)
Add back:
Aircraft rent	111	210
Depreciation, amortization & obsolescence	85	94
EBITDAR before reorganization and restructuring items	193	227

(3)	Refer to Note 20 of the 2004 Annual Consolidated Financial Statements for additional information on Earnings Per Share.
(4)	Includes the operations of Air Canada, Aeroplan, Air Canada Technical Services, ACGHS, AC Cargo, Air Canada Capital, Destina, AC Online and SIMCO.
(5)	Mainline-related operating statistics exclude Jazz operations and capacity purchase arrangements with third party carriers.
(6)	Beginning in October 2004, Aeroplan redemption revenues for air travel on Air Canada are reflected in passenger revenues.
In 2003, these revenues were recorded in "other" revenues. Refer to page 6 of the MD&A for additional information on the Loyalty Program.
(7)	Before reorganization and restructuring items.
(8)	Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(9)	Excludes maintenance down-time.
(10)	Net of fuel hedging and includes all fuel handling expense.

ACE Aviation Holdings Inc.
Consolidated Statement of Operations

(in millions - Canadian Dollars)	Successor Company ACE	Predecessor Company Air Canada
(Unaudited)	Three Months	Three Months
	ended December 31	ended December 31
	2004	2003
Operating revenues
Passenger	$1,681	$1,615
Cargo	151	131
Other	230	231
	2,062	1,977
Operating expenses
Salaries, wages and benefits	596	633
Aircraft fuel	432	290
Aircraft rent	111	210
Airport and navigation fees	198	168
Aircraft maintenance, materials and supplies	78	78
Communications and information technology	66	93
Food, beverages and supplies	76	76
Depreciation, amortization and obsolescence	85	94
Commissions	65	58
Other	358	354
	2,065	2,054

Operating income (loss) before reorganization and restructuring items	(3)	(77)
Reorganization and restructuring items	-	(560)

Non-operating income (expense)
Interest income	11	4
Interest expense	(60)	(19)
Interest capitalized	2	-
Loss on sale of and provisions on assets	-	(118)
Other	(20)	1
	(67)	(132)

Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(70)	(769)

Foreign exchange gain (loss)	98	(7)

Income (loss) before income taxes	28	(776)

Recovery of (provision for) income taxes	(13)	8

Income (loss)	$15	$(768)

Earnings (Loss) per share
- Basic	$0.17	$(6.39)
- Diluted	$0.17	$(6.39)